Exhibit 99.26

Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

26 January 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’) conditional upon satisfying the terms of the GESP. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. At the time of vesting, participants can elect to receive their awards for nil consideration either as shares or as cash from the proceeds of a sale of shares.

The following PDMR/KMPs elected to receive the vested matching shares under the GESP in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained	Date of transaction
Rio Tinto plc shares	Barrios, Alfredo	24.8275	27.503	12.2472	39.42 GBP	15.2558	23/01/2018
Rio Tinto Limited shares	Farrell, Joanne	26.0044	28.6733	13.4766	77.86 AUD	15.1967	24/01/2018
Rio Tinto plc shares	Jacques, Jean-Sébastien	13.0616	14.4687	6.007	39.42 GBP	8.4617	23/01/2018
Rio Tinto Limited shares	McIntosh, Stephen	26.0044	28.6733	0	N/A	28.6733	N/A
Rio Tinto Limited shares	Trott, Simon	26.0044	28.6733	0	N/A	28.6733	N/A

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the GESP plan rules.

These were non-discretionary transactions.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404